Exhibit 99.1

Dejour Energy Inc. Increases Woodrush Landholdings

Secures Development Alliance at South Rangely

Denver, Colorado, May 4, 2011 -- Dejour Energy Inc. (NYSE Amex: DEJ / TSX: DEJ)  (“Dejour”) announced today that it was the successful purchaser of 3 additional sections of oil and gas leases in northeast B.C. at the April 27, 2011 B.C. Crown sale covering approximately 2,500 acres adjacent to its current landholdings of conventional oil/gas production at the Woodrush project.  Dejour now holds 75% of 11 sections covering approximately 8,500 acres at this expanding proven project area.

At the South Rangely, Western Colorado oil exploration project Dejour and its partners have executed a development alliance with a private Dallas based US E&P with adjacent properties.  This private operator has significant experience with drilling and production in nearby acreage as well as in-house technical expertise  which compliments Dejour’s Piceance Basin experience and expertise.  Under terms of the agreement, the Dallas based group will acquire a 30% cost and WI in this exploratory well in exchange for contributing adjacent acreage.  Dejour, the project operator, retains a 30% WI in this initial test and a 56% WI average in 8100 acres of surrounding lands. The well is due to spud shortly.

“We are pleased to join forces at South Rangely with another experienced technical team that is familiar with the area.   This alliance presents both a timely and cost-effective development methodology while further expanding our acreage position in this region,” states Bob Hodgkinson, Dejour CEO and Co-Chairman.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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